Exhibit (a)(9)

Actuate Corporation

TO:         [Name of Actuate Employee]

FROM:   Kristen Fishburn

DATE:    September 5, 2002

This is to acknowledge that we have received your properly completed transmittal letter under the Actuate Employee Stock Option Exchange Program. You have elected to cancel the number of options set forth below.

Actuate will grant you a replacement option for the same number of shares on the replacement grant date pursuant to the terms of the offer. We currently expect Monday March 3, 2003 to be the replacement grant date.

Number of shares cancelled: